SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

CORVEL CORPORATION

Name of Issuer

Common Stock

Title of Class of Securities

221006109

CUSIP Number

December 31, 2010

Date of Event That Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 221006109		13G

1	Name of Reporting Person: I.R.S. Identification No. of Above Person: Corstar Holdings, Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 3,850,001

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 3,850,001

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,850,001

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 32.61%

12	Type of Reporting Person CO

CUSIP No. 221006109		13G

1	Name of Reporting Person: I.R.S. Identification No. of Above Person: Jeffrey J. Michael.

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 118,646*

	6	Shared Voting Power 3,850,001

	7	Sole Dispositive Power 118,646*

	8	Shared Dispositive Power 3,850,001

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,968,647

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 33.61%

12	Type of Reporting Person IN

* Includes 42,750 shares of common stock that may be acquired upon exercise of options as of or within 60 days of December 31, 2010.

Item 1.
	(a)	Name of Issuer The name of the issuer is CorVel Corporation.
	(b)	Address of Issuer’s Principal Executive Offices 2010 Main Street, Suite 600 Irvine, CA 92614

Item 2.
	(a)	Name of Person Filing. See (c) below.
	(b)	Address of Principal Business Office or, if none, Residence. See (c) below
(c)

Citizenship.
Jeffrey J. Michael

10901 Red Circle Drive, Suite 370

Minnetonka, MN 55343

United States citizen

Corstar Holdings, Inc.

10901 Red Circle Drive, Suite 370

Minnetonka, MN 55343

Minnesota corporation

	(d)	Title of Class of Securities. Common Stock
	(e)	CUSIP Number. 221006109

Item 3.	Not applicable.

Item 4.	Ownership
(a)

Amount beneficially owned:

As of December 31, 2010, Corstar Holdings, Inc. held 3,850,001 shares of CorVel stock.(1)  As of December 31, 2010 Jeffrey J. Michael individually owned 75,896 shares of CorVel stock and options of 42,750 exercisable within 60 days of December 31, 2010.  Mr. Michael is the President and CEO  and the sole director of Corstar Holdings, Inc.  Mr. Michael disclaims beneficial ownership of shares held by Corstar Holdings, Inc. except to the extent of his pecuniary interest therein.

(b)

Percent of class:

Based on 11,807,806 shares of the Issuer’s common stock outstanding as of November 4, 2010 as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2010:  Corstar Holdings, Inc. may be deemed to the beneficial owner of 32.61% of the Issuer’s common stock and Mr. Michael may be deemed to be the beneficial owner of 33.61% of the Issuer’s common stock.

(c) The Reporting Persons have the power to vote or dispose of the number of shares as follows:
(i)

Sole power to vote or to direct the vote.

Mr. Michael may be deemed to have the sole power to vote or direct the vote of 118,646 shares of common stock based on his ownership of 75,896 shares and options to purchase 42,750 shares that are exercisable within 60 days of December 31, 2010.

(ii) Shared power to vote or to direct the vote. Mr. Michael and Corstar Holdings, Inc. maybe deemed to share the power to vote or direct the vote with respect to 3,968,647 shares of common stock.
(iii)

Sole power to dispose or to direct the disposition of.

Mr. Michael has sole power to dispose or control the disposition of 118,646 shares of common stock based on his ownership of 75,896 shares and options to purchase 42,750 shares that are exercisable within 60 days of December 31, 2010.

(iv)

Shared power to dispose or to direct the disposition of.

Mr. Michael and Corstar Holdings, Inc. maybe deemed to have shared power to dispose of or shared power to direct the disposition of 3,968,647 shares of common stock.

Item 5.	Ownership of Five Percent or Less of a Class.
Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Reported on By the Parent Holding Company.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Exhibit A attached hereto identifies each member of the group filing this Schedule 13G/A pursuant to Rule 13d-1(c).

Item 9.	Notice of Dissolution of Group.
Not Applicable.

(1)  ENStar Inc. acquired the common stock shares of CorVel Corporation on February 28, 1997 when ENStar was spun off of the previous stock owner, North Star Universal, Inc.  In 1999 ENStar Inc. merged with Enstar Acquisition, Inc.  In April, 2000, Enstar Acquisition, Inc. changed its name to Corstar Holdings, Inc.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 27, 2011		/s/ Jeffrey J. Michael
Jeffrey J. Michael

CORSTAR HOLDINGS, INC.

By:	/s/ Jeffrey J. Michael
Its:	President & CEO

Exhibit Index

Exhibit	Title	Page No.

Exhibit A	Group Members	1

Exhibit B	Joint Filing Agreement	1